Monthly Performance Supplement (to Prospectus dated April 1, 2004)
            The date of this prospectus supplement is April 19, 2004

                                                               Filed pursuant to
                                                                  Rule 424(b)(3)
                                                             File No. 333-113297

DEARBORN CAPITAL
MANAGEMENT, L.L.C.
[LOGO]
                                                                  April 15, 2004


Dear Investor(s):
                            MARCH PERFORMANCE UPDATE

March performance was negative for the Grant Park Futures Fund. Detailed performance for the Fund and the individual traders follows below:

                                                                 2004
                                                   MARCH          YTD       % OF FUND      TOTAL NAV        NAV/UNIT

   GRANT PARK FUTURES FUND A UNITS                 -1.40%        6.22%                      $50.0M         $1,268.314
   GRANT PARK FUTURES FUND B UNITS                 -1.47%        6.01%                     $103.2M         $1,141.259
   Rabar Market Research (Div)                     -1.72%       11.50%        33%
   EMC Capital Management (Classic)                -2.22%        4.75%        30%
   Eckhardt Trading (Global)                       -0.85%       -1.38%         9%
   Graham Capital Management (GDP)                 -0.46%        5.26%        28%

              ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

March was a volatile month for the Grant Park Futures Fund. The currency, fixed income and equity index sectors were particularly volatile as a result of shifting perspectives of the world's central banks. Grant Park's most significant losses were generated in the following markets:

         BRITISH POUND: The British pound declined against the U.S. dollar as an improving U.S. economic outlook fueled speculation that the Federal Reserve could raise U.S. interest rates in the near future. In addition, signs that the strong pound was having an adverse effect on British exports suggested that the Bank of England may have to postpone any upcoming rate hikes it may have been planning, also causing the currency to fall.

         JAPANESE YEN: The yen rose against the U.S. dollar amid anticipation that the Bank of Japan would curtail its sales of the currency following the end of the Japanese fiscal year. The yen also reflected increased purchases of Japanese stocks by overseas investors, who were attracted by evidence of accelerating economic growth.

         INDUSTRIAL METALS: Nickel, zinc and aluminum prices fell at the beginning of the month, as the U.S. dollar strengthened against European currencies. This resulted in reduced demand from European buyers as the stronger U.S. currency made dollar-denominated base metals more expensive from their perspective.

         SUGAR: The market fell amid fears of oversupply, as an expected drop in global production may prove to be insufficient to avert a global surplus.

         Additional losses were generated in Japanese Government Bonds and the Hang Seng Index.

                 550 West Jackson Suite 1300 Chicago, IL 60661
                   312.756.4450 312.756.4452 fax 800.217.7955
                 Performance Hotline: 866.516.1574 (Toll Free)
                            www.dearborncapital.com

[LOGO]


The Fund's largest profits were generated in silver, which hit a new 16-year high at the end of the month. The metal gained favor as it appeared to be undervalued relative to other precious metals. Additional profits were earned in long positions in soybeans and soymeal, as limited U.S. supplies and a bitter strike at Brazil's main grain port combined to send soy prices to a 16-year high. Brazil, the world's second largest soy exporter after the U.S., has harvested only a third of its crop during the peak of its harvest season. Additional profits were earned in corn and the Nikkei.

We would also like to notify you that we have updated our June 30, 2003 Prospectus and Subscription Agreement with a new prospectus and subscription agreement dated April 1, 2004. Subscriptions for additional units must be submitted only on the new form. Please contact our offices to request a copy of the current Prospectus and Subscription Agreement.

Please also contact our backoffice at funds@dearborncapital.com if you would like access to our website. The website contains daily Fund performance as well as weekly and monthly Fund performance with commentary. Other Fund statistics and information are also included. Please specify a user ID and password on your request. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.


Sincerely,


/s/ Margaret Manning

Margaret Manning
Vice President

Enclosures


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
                 FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK
                     AND IS NOT SUITABLE FOR ALL INVESTORS
                      THIS DOES NOT CONSTITUTE AN OFFER OF
               ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

        PERFORMANCE HOTLINE: (312) 788-2272 OR TOLL FREE: (866) 516-1574
                   PERFORMANCE IS REPORTED ON A WEEKLY BASIS.
                       E-MAIL: FUNDS@DEARBORNCAPITAL.COM

--------------------------------------------------------------------------------
                 550 West Jackson Suite 1300 Chicago, IL 60661
                   312.756.4450 312.756.4452 fax 800.217.7955
                 Performance Hotline: 866.516.1574 (Toll Free)
                            www.dearborncapital.com

                                GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
                                             ACCOUNT STATEMENT
                                    (PREPARED FROM BOOKS WITHOUT AUDIT)
                                            FOR THE MONTH ENDED
                                               MARCH 31, 2004


STATEMENT OF INCOME
-------------------                          MONTH          YEAR TO DATE        MONTH           YEAR TO DATE
                                           (A UNITS)         (A UNITS)        (B UNITS)           (B UNITS)
TRADING INCOME (LOSS):                       IN US $           IN US $          IN US $             IN US $
----------------------
Realized Trading Income (Loss)             1,895,004         3,471,597        3,905,023           6,339,667
Change in Unrealized Income (Loss)        (2,481,560)          538,976       (5,113,736)             66,760
Brokerage Commissions                        (54,484)         (114,201)        (112,275)           (201,387)
Exchange, Clearing Fees and NFA               (5,315)          (11,389)         (10,953)            (20,280)
  charges
Other Trading Costs                             (148)             (208)            (306)               (394)
Change in Accrued Commissions                 (3,465)          (27,373)          (7,139)            (44,822)
                                       ---------------------------------------------------------------------
NET TRADING INCOME (LOSS)                   (649,968)        3,857,402       (1,339,386)          6,139,544
                                       ---------------------------------------------------------------------

OTHER INCOME:
-------------
Interest, U.S. Obligations                     6,203            15,518           12,783              27,523
Interest, Other                               40,631            82,839           83,727             146,193
                                       ---------------------------------------------------------------------
TOTAL INCOME (LOSS)                         (603,134)        3,955,759       (1,242,876)          6,313,260
                                       ---------------------------------------------------------------------

EXPENSES:
---------
Management Fees                                                      0                                    0
Incentive Fees                              (190,141)          672,915         (391,823)          1,033,809
Operating Expenses                            31,423            83,157           64,753             143,326
O&O Expenses                                   4,190            11,088           77,704             171,991
Brokerage Expenses                           276,522           731,780          569,826           1,261,267
Illinois Replacement Tax                     (11,918)           34,541          (24,559)             53,773
                                       ---------------------------------------------------------------------
TOTAL EXPENSES                               110,076         1,533,481          295,901           2,664,166
                                       ---------------------------------------------------------------------
NET INCOME (LOSS)                           (713,210)        2,422,278       (1,538,777)          3,649,094
                                       =====================================================================

------------------------------------------------------------------------------------------------------------
STATEMENT OF CHANGES IN NET ASSET VALUE
---------------------------------------
Beginning Balance                         43,675,833        33,412,619       74,480,033          34,005,423
Additions                                  7,203,954        14,878,272       30,367,633          65,654,372
Net Income (Loss)                           (713,210)        2,422,278       (1,538,777)          3,649,094
Redemptions                                 (174,984)         (721,576)        (128,916)           (128,916)

                                       ---------------------------------------------------------------------
BALANCE AT MARCH 31, 2004                 49,991,593        49,991,593      103,179,973         103,179,973
                                       =====================================================================
Total Units Held at End of The                            39,415.82762                         90,408.91737
  Period
Net Asset Value Per Unit                                     1,268.314                            1,141.259
Rate of Return                                 -1.40%             6.22%           -1.47%               6.01%
------------------------------------------------------------------------------------------------------------
                              TO THE BEST OF MY KNOWLEDGE AND BELIEF THE
                         INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

                                          /s/ David Kavanagh
                          ___________________________________________________
                                       DAVID KAVANAGH, PRESIDENT
                                 FOR DEARBORN CAPITAL MANAGEMENT, LLC
                    GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP
------------------------------------------------------------------------------------------------------------
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